UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
eTelecare Global Solutions, Inc.

(Name of Issuer)
Common Shares, Ph2.00 par value

(Title of Class of Securities)
29759R102

(CUSIP Number)
American International Group, Inc.
Kathleen E. Shannon
70 Pine Street, New York, New York 10270
Tel. No.: (212) 770-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☑

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. American International Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. Philippine American Life and General Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of the Philippines

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC, CO

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. AIG Life Holdings (International) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. American International Reinsurance Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. American International Assurance Company (Bermuda) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. AIG Global Investment Corp. (Asia) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. AIG Asian Opportunity G.P., L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	29759R102

1	NAMES OF REPORTING PERSONS. AIG Asian Opportunity Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,457,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,457,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,457,832 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     Item 1. Security and Issuer
     The class of equity securities to which this statement relates are the Common Shares of eTelecare Global Solutions, Inc., a corporation duly organized and existing under the laws of the Republic of the Philippines (the “Issuer”), with a par value of PhP2.00 per share (the “Shares”). The principal executive offices of the Issuer are located at 31st Floor, Cyberzone Building, Eastwood City, Cyberpark Bagumbayan, Quezon City, Philippines. The Shares were registered with the Securities and Exchange Commission (the “Commission) on March 27, 2007.
     Item 2. Identity and Background
     The names of the persons filing this statement are American International Group, Inc., Philippine American Life and General Insurance Company, AIG Life Holdings (International) LLC, American International Reinsurance Company, Ltd., American International Assurance Company (Bermuda) Limited, AIG Global Investment Corp. (Asia) Ltd., AIG Asian Opportunity Fund LP and AIG Asian Opportunity G.P., L.L.C. (collectively, the “Reporting Persons”). A copy of the Agreement of Joint Filing among the Reporting Persons, dated September 29, 2008, is attached hereto as Exhibit 2.01.
     American International Group, Inc. owns substantially all of the voting securities of Philippine American Life and General Insurance Company, a corporation organized under the laws of the Republic of the Philippines, and wholly owns AIG Life Holdings (International) LLC, a limited liability company organized under the laws of the State of Delaware. AIG Life Holdings (International) LLC wholly owns American International Reinsurance Company, Ltd., a limited liability company organized under the laws of Bermuda, which, in turn, wholly owns American International Assurance Company (Bermuda) Limited, a limited liability company organized under the laws of Bermuda, which, in turn, owns AIG Global Investment Corp. (Asia) Ltd., a limited liability company organized under the laws of Bermuda. AIG Global Investment Corp. (Asia) Ltd. owns substantially all of the voting securities of AIG Asian Opportunity G.P., L.L.C., a limited liability company organized under the laws of the Cayman Islands. AIG Asian Opportunity G.P., L.L.C. is general partner of AIG Asian Opportunity Fund LP, a limited partnership organized under the laws of the Cayman Islands.
     The principal office of American International Group, Inc. and AIG Life Holdings (International) L.L.C. is 70 Pine Street, New York, New York 10270. The principal office of Philippine American Life and General Insurance Company is 23rd Floor, Philamlife Tower, 8767 Paseo de Roxas, Makati City, Philippines 1226. The principal office of American International Reinsurance Company, Ltd. is American International Building, 29 Richmond Road, Hamilton, HM 08, Bermuda. The principal office of American International Assurance Company (Bermuda) Limited and AIG Global Investment Corp. (Asia) Ltd. is AIG Tower, No. 1 Connaught Road, Central, Hong Kong. The principal office of AIG Asian Opportunity G.P., L.L.C. and AOF is c/o Maples and Calder, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands.
     The principal business of American International Group, Inc. is general insurance, life insurance and retirement services, financial services and asset management. The principal business of Philippine American Life and General Insurance Company is the provision of insurance products and services in the Philippines. The principal business of AIG Life Holdings (International) LLC is serving as the holding company for certain foreign subsidiaries of American International Group, Inc. The principal business of American International Reinsurance Company, Ltd. is as an internal reinsurance company for American International Group, Inc.’s foreign operations. The principal business of American International Assurance Company (Bermuda) Limited is the provision of insurance products and services in Hong Kong and Macau. The principal business of AIG Global Investment Corp. (Asia) Ltd. is investing in securities of public and private companies in Asia. The principal business of AIG Asian Opportunity G.P., L.L.C. is acting as general partner of AIG Asian Opportunity Fund LP. The principal business of AIG Asian Opportunity Fund LP is investing in securities of public and private companies in Asia.
     The name, address, position, present principal occupation and citizenship of each director and executive officer of the Reporting Persons are set forth in the attached Schedule A.
     Philippine American Life and General Insurance Company (“PAL”) and AIG Asian Opportunity Fund LP (“AOF”) have entered into Support Agreements, as defined and described in Item 4 below, with EGS Acquisition Co LLC (“BidCo”). As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the BidCo. As a result, the Reporting Persons may be deemed to beneficially own any Shares that may be beneficially owned by the BidCo. The Reporting Persons hereby disclaim beneficial ownership of any Shares that may be beneficially owned by BidCo.

     American International Group, Inc. and certain of its affiliates have previously filed a Schedule 13G with the Commission on February 13, 2008.
     The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.
     Except as described below, during the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Regulatory Settlements
In February 2006, American International Group, Inc. (“AIG”) reached a final settlement with the Commission, the United States Department of Justice (“DOJ”), the Office of the New York Attorney General (“NYAG”) and the New York State Department of Insurance (“DOI”). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.
AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended (“Securities Act”), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 of the Exchange Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.
In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG’s cooperating with the DOJ in the DOJ’s ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York’s Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.
As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG’s internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.
PNC Settlement
In November 2004, AIG and AIG Financial Products Corp. (“AIGFP”), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. (“PNC”), the marketing of transactions similar to the PNC transactions and related matters.
As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

The DOJ filed against AIGFP PAGIC Equity Holding Corp. (“AIGFP PAGIC”), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.
     Item 3. Source and Amount of Funds or Other Consideration
     The Shares to which this statement relates (the “AIG Shares”) were given as a property dividend on April 30, 2004 from SPI Technologies, Inc., a Philippine company that was listed on the Philippine Stock Exchange (and subsequently taken private) and in which AOF and PAL were shareholders. There was no consideration paid for the AIG Shares.
     Item 4. Purpose of Transaction
     The AIG Shares were acquired for investment purposes only.
     On September 19, 2008, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) by and between the Issuer and BidCo. Under the terms of the Acquisition Agreement, BidCo will commence a tender offer in the Philippines and the United States (the “Offer”), which may be amended from time to time in accordance with the terms of the Acquisition Agreement, to purchase all of the Issuer’s outstanding Shares, at a price per share in cash of US$9.00 (the “Offer Price”).
     Concurrently with the execution of the Acquisition Agreement, PAL and AOF entered into separate Support Agreements (the “Support Agreements”) with BidCo. Pursuant to the Support Agreements, PAL and AOF have agreed to tender the AIG Shares into the Offer and not to withdraw any of the AIG Shares from the Offer. PAL and AOF have also agreed to vote the AIG Shares: (i) in favor of (A) any adoption of the Acquisition Agreement and approval of the transactions contemplated thereby, (B) any individuals nominated by BidCo to be directors of the Issuer, (C) any other matter necessary for the consummation of the transactions contemplated by the Acquisition Agreement and the Offer; and (ii) against (A) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Acquisition Agreement, (B) any extraordinary corporate transaction, (C) any agreement or other action that is intended to or could reasonably be expected to prevent, frustrate, impede, interfere with, delay, postpone or discourage the consummation of the Offer and (D) any amendment of any the organizational documents of the Issuer or change in the voting rights of any class of its capital stock, and has granted an irrevocable proxy with respect to the AIG Shares to BidCo until the Acquisition Agreement is terminated in accordance with its terms or the Offer is terminated or withdrawn. Copies of the Support Agreements are attached as Exhibit 7.01 and Exhibit 7.02 to this statement and are incorporated herein by reference.
     Information set forth in response to this Item 4 is qualified in its entirety by reference to the Support Agreements, each of which is filed as an exhibit hereto and is incorporated herein by reference.
     Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the General Instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.
     Item 5. Interest in Securities of the Issuer
     (a) The Reporting Persons, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own 2,457,832 Shares, representing approximately 8.44% of the outstanding Shares of the Issuer as of September 19, 2008.
     (b) The Reporting Persons have shared power to vote and to dispose of the 2,457,832 Shares.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Support Agreements (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6. Under the Support Agreements, PAL and AOF have agreed to tender the AIG Shares into the Offer, not to withdraw any of the AIG Shares from the Offer and to vote their AIG Shares in accordance with the terms of the Support Agreements. In addition, PAL and AOF have agreed (1) to grant BidCo an irrevocable proxy to vote the AIG Shares in accordance with the terms of the Support Agreements, (2) to restrict the transfer of the AIG Shares and (3) to not solicit any other acquisition proposals.
     Except as described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to be Filed as Exhibits
Exhibit 2.01: Agreement of Joint Filing among the Reporting Persons, dated September 29, 2008.
Exhibit 7.01: Support Agreement between EGS Acquisition Co LLC and Philippine American Life and General Insurance Company, dated September 19, 2008.
Exhibit 7.02: Support Agreement between EGS Acquisition Co LLC and AIG Asian Opportunity Find LP, dated September 19, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: September 29, 2008

AMERICAN INTERNATIONAL
GROUP, INC.

/s/ Win J. Neuger

Signature

Win J. Neuger
Executive Vice President and Chief
Investment Officer

(Name/Title)

PHILIPPINE AMERICAN LIFE AND GENERAL INSURANCE COMPANY

/s/ Jose L. Cuisia Jr.

Signature

Jose L. Cuisia Jr.
President and CEO

(Name/Title)

AIG LIFE HOLDINGS
(INTERNATIONAL) LLC

/s/ Kathleen E. Shannon

Signature

Kathleen E. Shannon
President

(Name/Title)

AMERICAN INTERNATIONAL
REINSURANCE COMPANY, LTD.

/s/ Stephen George Cubbon

Signature

Stephen George Cubbon
President

(Name/Title)

AMERICAN INTERNATIONAL
ASSURANCE COMPANY (BERMUDA)
LIMITED

/s/ John Chu

Signature

John Chu
Executive Vice President and Chief Information
Officer

(Name/Title)

AIG GLOBAL INVESTMENT CORP.
(ASIA) LTD.

/s/ Ada Tse

Signature

Ada Tse
Director

(Name/Title)

AIG ASIAN OPPORTUNITY G.P., L.L.C.

/s/ Ada Tse

Signature

Ada Tse
Director

(Name/Title)

AIG ASIAN OPPORTUNITY FUND LP

/s/ Ada Tse

Signature

Ada Tse
Director of General Partner

(Name/Title)

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
AMERICAN INTERNATIONAL GROUP, INC.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of American International Group, Inc. are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Stephen F. Bollenbach	c/o KB Home 10990 Wilshire Boulevard Los Angeles, CA 90024	Director of American International Group, Inc.; Non-Executive Chairman of KB Homes	American

Martin F. Feldstein	c/o National Bureau of Economic Affairs 1050 Massachusetts Avenue Cambridge, Massachusetts 02138	Director of American International Group, Inc.; President Emeritus of the National Bureau of Economic Research	American

Fred Horst Langhammer	c/o The Estee Lauder Companies, Inc. 767 Fifth Avenue New York, New York 10153	Director of American International Group, Inc.; Chairman of Global Affairs, The Estee Lauders Companies, Inc.	American and German

Edward M. Liddy	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Chairman and Chief Executive Officer of American International Group, Inc.	American

George L. Miles	c/o WQED Multimedia 4802 Fifth Avenue Pittsburgh, Pa. 15213	Director of American International Group, Inc.; President and Chief Executive Officers of WQED Multimedia	American

Suzanne M. Nora Johnson	c/o Pfizer Inc. 235 East 42nd Street New York, NY 10017	Director of American International Group, Inc.; Director of Pfizer Inc.	American

Morris W. Offit	c/o Offit Capital Advisors, LLC 485 Lexington Avenue New York, New York 10017	Director of American International Group, Inc.; Chairman, Office Capital Advisors, LLC	American

James F. Orr	c/o The Rockefeller Foundation 420 Fifth Avenue New York, New York 10018	Director of American International Group, Inc.; Chairman of the Board of Trustees, The Rockefeller Foundation	American

Virginia M. Rometty	c/o IBM Corporation Route 100 Somers, New York 10589	Director of American International Group, Inc.; Senior Vice President of IBM Global Business Services	American

Michael H. Sutton	124 Swinley Forest Williamsburg, Virginia 23188	Director of American International Group, Inc.	American

Edmund S.W. Tse	c/o American International Assurance Company (Bermuda) Limited 35/F AIG Tower 1 Connaught Road Central Hong Kong	Senior Vice Chairman and Director of American International Group, Inc.; Vice President of American International Assurance Company (Bermuda) Limited	Chinese

Steven J. Bensinger	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Vice Chairman and Chief Financial Officer of American International Group, Inc.	American

Jacob A. Frenkel	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Vice Chairman of American International Group, Inc.	Israeli and Polish

SCHEDULE A (CONTINUED)

Name	Address	Position/Principal Occupation	Citizenship
Frank G. Wisner	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Vice Chairman of American International Group, Inc.	American

Rodney O. Martin, Jr.	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Executive Vice President of American International Group, Inc.	American

Kristian P. Moor	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Executive Vice President of American International Group, Inc.	American

Win J. Neuger	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Executive Vice President of American International Group, Inc.	American

Nicholas C. Walsh	c/o American International Group, Inc. 175 Water Street, 24th Floor New York, N.Y. 10038	Executive Vice President of American International Group, Inc.	British

Jay S. Wintrob	c/o AIG SunAmerica, Inc. 1 SunAmerica Center 1999 Avenue of the Stars Los Angeles, California 90067	Executive Vice President of American International Group, Inc.	American

Richard H. Booth	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Senior Vice President of American International Group, Inc.	American

William N. Dooley	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Senior Vice President of American International Group, Inc.	American

David L. Herzog	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Senior Vice President of American International Group, Inc.	American

Andrew J. Kaslow	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Senior Vice President of American International Group, Inc.	American

Robert E. Lewis	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Senior Vice President of American International Group, Inc.	American

Brian T. Scheiber	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Senior Vice President of American International Group, Inc.	American
DIRECTORS AND EXECUTIVE OFFICERS OF
PHILIPPINE AMERICAN LIFE AND GENERAL INSURANCE COMPANY
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Philippine American Life and General Insurance Company are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Edmund S. W. Tse	c/o American International Assurance Company (Bermuda) Limited 35/F AIG Tower 1 Connaught Road Central Hong Kong	Chairman of the Board of Philippine American Life and General Insurance Company; Vice President of American International Assurance Company (Bermuda) Limited	Chinese

Mark Andrew Wilson	c/o American International Assurance Company (Bermuda) Limited 35th Flr., AIG Tower 1 Connaught Road, Central, Hong Kong	Director of Philippine American Life and General Insurance Company; Regional President, Asia Pacific, AIG Life Companies; President, American International Assurance Company, Limited	New Zealand

SCHEDULE A (CONTINUED)

Name	Address	Position/Principal Occupation	Citizenship
Jose L. Cuisia, Jr.	c/o Philippine American Life and General Insurance Company 23rd Floor, Philamlife Tower 8767 Paseo de Roxas, Makati City Philippines	President, Chief Executive Officer and Director of Philippine American Life and General Insurance Company	Filipino

Michel Khalaf	c/o Philippine American Life and General Insurance Company 5th Floor, Philamlife Building U.N. Ave., Ermita, Manila Philippines	Deputy President, Chief Operating Officer and Director of Philippine American Life and General Insurance Company	Lebanese

Reynaldo C. Centeno	c/o Philippine American Life and General Insurance Company 6th Flr., Philamlife Building U.N. Ave., Ermita, Manila Philippines	Executive Vice President, Chief Financial Officer, Chief Actuary and Director of Philippine American Life and General Insurance Company	Filipino

Omar T. Cruz	c/o Philippine American Life and General Insurance Company 23rd Flr., Philamlife Tower 8767 Paseo de Roxas, Makati City Philippines	Executive Vice President, Chief Investments Officer and Director of Philippine American Life and General Insurance Company	Filipino

Cesar A. Buenaventura	c/o Buenaventura, Echauz & Partners 4th Flr., Shell House 156 Valero St., Salcedo Village, Makati City Philippines	Managing Partner of Buenaventura, Echauz & Partners; Director of Philippine American Life and General Insurance Company	Filipino

Ricardo J. Romulo	c/o Romulo, Mabanta, Buenaventura, Sayoc & Delos Angeles Law Offices 30th Flr., Citibank Tower 8741 Paseo de Roxas, Makati City Philippines	Senior Partner at Romulo, Mabanta, Buenaventura, Sayoc & Delos Angeles Law Offices; Director of Philippine American Life and General Insurance Company	Filipino

Washington Z. Sycip	c/o SGV Group 14th Flr., SGV Bldg I Ayala Avenue, Makati City Philippines	Director of Philippine American Life and General Insurance Company; Founder SGV Group	American

Francis G. Estrada	c/o Asian Institute of Management 2nd Flr., Eugenio Lopez Building Joseph McKing Campus 123 Paseo de Roxas, Makati City Philippines	Director of Philippine American Life and General Insurance Company; President of Asian Institute of Management	Filipino

Stephen J. Clark	c/o Philippine American Life and General Insurance Company 7th Flr., Philamlife Salcedo Building 126 L. P. Leviste St., Salcedo Village Makati City Philippines	Senior Vice President of Philippine American Life and General Insurance Company (seconded to Philam Equitable Life Assurance Company, Inc.)	British

Romulo P. Cambaliza	c/o Philippine American Life and General Insurance Company 5th Floor, Philamlife Building U.N. Ave., Ermita, Manila Philippines	Senior Vice President of Philippine American Life and General Insurance Company (seconded as President to Philam Insurance Agency and Call Center Services, Inc.)	Filipino

Ariel G. Cantos	c/o Philippine American Life and General Insurance Company 3rd Flr., Philamlife Building U.N. Ave., Ermita, Manila Philippines	Senior Vice President and Chief Agency Officer of Philippine American Life and General Insurance Company	Filipino

Anthony B. Sotelo	c/o Philippine American Life and General Insurance Company 23rd Flr., Philamlife Tower 8767 Paseo de Roxas, Makati City Philippines	Senior Vice President and Corporate Human Resources Director of Philippine American Life and General Insurance Company	Filipino

Jose Roel V. Teves	c/o Philippine American Life and General Insurance Company 2nd Flr., Philamlife Bldg., U.N. Ave., Ermita, Manila Philippines	Senior Vice President for Insurance Operations of Philippine American Life and General Insurance Company	Filipino

SCHEDULE A (CONTINUED)

Name	Address	Position/Principal Occupation	Citizenship
Elizabeth Anne C. Uychaco	c/o Philippine American Life and General Insurance Company 3rd Flr., Philamlife Building U.N. Ave., Ermita, Manila Philippines	Senior Vice President and Chief Marketing Officer of Philippine American Life and General Insurance Company	Filipino

Ma. Fe R. Velasco	c/o Philippine American Life and General Insurance Company 4th Flr., Philamlife Building, U.N. Ave., Ermita, Manila Philippines	Senior Vice President for Finance of Philippine American Life and General Insurance Company	Filipino
DIRECTORS AND EXECUTIVE OFFICERS OF
AIG LIFE HOLDINGS (INTERNATIONAL) LLC
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AIG Life Holdings (International) LLC are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Kathleen E. Shannon	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	President	American

Elizabeth M. Tuck	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Secretary	American
DIRECTORS AND EXECUTIVE OFFICERS OF
AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of American International Reinsurance Company, Ltd. are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Rodney O. Martin, Jr.	c/o American International Group, Inc. 70 Pine Street New York, New York 10270	Director and Chairman of the Board of American International Reinsurance Company, Ltd.; Executive Vice President of American International Group, Inc.	American

Stephen George Cubbon	c/o American International Reinsurance Company, Ltd. 29 Richmond Road, Permbroke HM 08, Bermuda	Director and President of American International Reinsurance Company, Ltd.	British

Lars Roland Bergquist	c/o American International Reinsurance Company, Ltd. 29 Richmond Road, Permbroke HM 08, Bermuda	Director and Vice President of American International Reinsurance Company, Ltd.	Swedish

Christopher Swift	c/o American International Reinsurance Company, Ltd. 70 Pine Street 17th Floor New York, N.Y. 10270 USA	Director of American International Reinsurance Company, Ltd.	American

Richard W. Scott	c/o American International Reinsurance Company, Ltd. 70 Pine Street, 13th Floor New York, N.Y. 10270 USA	Director of American International Reinsurance Company, Ltd.	American

SCHEDULE A (CONTINUED)

Name	Address	Position/Principal Occupation	Citizenship
Nicholas C. Walsh	c/o American International Group, Inc. 175 Water Street, 24th Floor New York, N.Y. 10038 USA	Director of American International Reinsurance Company, Ltd.; Executive Vice President of American International Group, Inc.	British
DIRECTORS AND EXECUTIVE OFFICERS OF
AMERICAN INTERNATIONAL ASSURANCE COMPANY (BERMUDA) LIMITED
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of American International Assurance Company (Bermuda) Limited are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Lars Roland Bergquist	c/o American International Assurance Company (Bermuda) Limited 29 Richmond Road, Permbroke HM 08, Bermuda	Director and Vice President of American International Assurance Company (Bermuda) Limited; Director and Vice President of American International Reinsurance Company, Ltd	Swedish

Stephen George Cubbon	c/o American International Assurance Company (Bermuda) Limited 29 Richmond Road, Permbroke HM 08, Bermuda	Director and Vice President of American International Assurance Company (Bermuda) Limited; President of American International Reinsurance Company, Ltd.	British

Edmund Sze-Wing Tse	c/o American International Assurance Company (Bermuda) Limited 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director and President of American International Assurance Company (Bermuda) Limited	Chinese

Gordon Timmins Watson	c/o American International Assurance Company (Bermuda) Limited 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director and Regional President (Japan and Korea) of American International Assurance Company (Bermuda) Limited	British

Mark Andrew Wilson	c/o American International Assurance Company (Bermuda) Limited 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of American International Assurance Company (Bermuda) Limited	New Zealand

Derek Kai Ming Yung	c/o American International Assurance Company (Bermuda) Limited 43/F., AIA Tower, 183 Electric Road, North Point, Hong Kong	Director of American International Assurance Company (Bermuda) Limited	Chinese

Tai-Wo John Chu	c/o American International Assurance Company (Bermuda) Limited 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Executive Vice President and Chief Investment Officer of American International Assurance Company (Bermuda) Limited	Chinese
DIRECTORS AND EXECUTIVE OFFICERS OF
AIG GLOBAL INVESTMENT CORP. (ASIA) LTD.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AIG Global Investment Corp. (Asia) Ltd. are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Edmund Sze-Wing Tse	c/o American International Assurance Company (Bermuda) Limited 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Global Investment Corp. (Asia) Ltd.; Director and President of American International Assurance Company (Bermuda) Limited	Chinese

SCHEDULE A (CONTINUED)

Name	Address	Position/Principal Occupation	Citizenship
Peter Kok-Beng Soo	c/o AIG Global Investment Corp. (Asia) Ltd. 16/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Global Investment Corp. (Asia) Ltd.	Chinese

Tai-Wo John Chu	c/o American International Assurance Company (Bermuda) 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Global Investment Corp. (Asia) Ltd.; Executive Vice President and Chief Investment Officer of American International Assurance Company (Bermuda) Limited	Chinese

Stephen George Cubbon	c/o American International Assurance Company (Bermuda) Limited 29 Richmond Road, Permbroke HM 08, Bermuda	Director of AIG Global Investment Corp. (Asia) Ltd.; Director and Vice President of American International Assurance Company (Bermuda) Limited	British

Ada Koon-Hang Tse	c/o AIG Global Investment Corp. (Asia) Ltd. 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director, President and Chief Executive Officer of AIG Global Investment Corp. (Asia) Ltd.	Chinese

Lars Roland Bergquist	c/o American International Assurance Company (Bermuda) Limited 29 Richmond Road, Permbroke HM 08, Bermuda	Director of AIG Global Investment Corp. (Asia) Ltd.; Director and Vice President of American International Assurance Company (Bermuda) Limited	Swedish

Eugenie Shen	c/o AIG Global Investment Corp. (Asia) Ltd. 16/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Global Investment Corp. (Asia) Ltd.; General Counsel of AIG Global Investment Corp. (Asia) Ltd.	American
DIRECTORS AND EXECUTIVE OFFICERS OF
AIG ASIAN OPPORTUNITY G.P., L.L.C.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AIG Asian Opportunity G.P., L.L.C. are set forth below.

Name	Address	Position/Principal Occupation	Citizenship
Kevin Clowe	c/o AIG Investments 227 Park Avenue F42 New York, NY 10172, USA	Director of AIG Asian Opportunity G.P., L.L.C.; Managing Director of AIG Investments	American

Win Neuger	c/o AIG Investments 70 Pine Street, 16/F New York, NY 10270 USA	Director of AIG Asian Opportunity G.P., L.L.C.; Chief Executive Officer and Chairman of AIG Investments	American

Ada Koon-Hang Tse	c/o AIG Global Investment Corp. (Asia) Ltd. 35/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Asian Opportunity G.P., L.L.C.; President and Chief Executive Officer of AIG Global Investment Corp. (Asia) Ltd.	Chinese

David Yeung	c/o AIG Capital Partners, Inc. 20/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Asian Opportunity G.P., L.L.C.; President and Chief Executive Officer of AIG Capital Partners, Inc.	Canadian

Eugenie Shen	c/o AIG Global Investment Corp. (Asia) Ltd. 16/F., AIG Tower, One Connaught Road Central, Hong Kong	Director of AIG Asian Opportunity G.P., L.L.C.; General Counsel of AIG Global Investment Corp. (Asia) Ltd.	American
DIRECTORS AND EXECUTIVE OFFICERS OF
AIG ASIAN OPPORTUNITY FUND, L.P.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AIG Asian Opportunity Fund LP are set forth below:

SCHEDULE A (CONTINUED)
The general partner of President & CEO of AIG Capital Partners, Inc. is AIG ASIAN OPPORTUNITY G.P., L.L.C. c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman